Deloitte.

Deloitte Oy
Porkkalankatu 24
P.O. Box 122
00181 Helsinki
Finland

Tel: +358 20 755 500
Fax: +358 20 755 501
Business ID: 0989771-5
Domicile: Helsinki
VAT Registration no:
FI09897715
www.deloitte.fi

Auditor's Statement to the Extraordinary General Meeting of Tieto Oyj (translation from the Finnish original)

We have performed a reasonable assurance engagement regarding the merger plan prepared by the Board of Directors of Tieto Oyj and EVRY ASA dated 26.06.2019. The Board of Directors of Tieto Oyj has decided to propose to the extraordinary general meeting to make a decision that EVRY ASA shall merge into Tieto Oyj through a cross-border merger by way of absorption pursuant to the provisions of Chapter 16, Sections 19-28 of the Finnish Limited Liability Companies Act. The Boards of Directors of the merging companies have prepared a merger plan with respect to the proposed merger. According to the conditions of the merger the shareholders of EVRY ASA shall receive as merger consideration 0.1200 new shares of Tieto Oyj for each share owned in EVRY ASA per each individual book-entry account. In addition to the merger consideration in shares, the shareholders of EVRY ASA shall receive as merger consideration 5.28 Norwegian krone in cash for each share owned in EVRY ASA. The proposed share exchange ratio is based on the valuation methods and the valuation results presented in the merger plan used in determining the stand-alone valuations of the companies.

Responsibility of the Board of Directors

The Boards of Directors of Tieto Oyj and EVRY ASA are responsible for the preparation of a merger plan that give a true and fair view of the basis on which the merger consideration is determined and of the distribution of the merger consideration in accordance with the Finnish Limited Liability Companies Act.

Auditor's independence and quality control

We are independent of the company in accordance with the ethical requirements that are applicable in Finland and relevant to our engagement, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The auditor applies International Standard on Quality Control (ISQC) 1 and accordingly maintains a comprehensive quality control system including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor's responsibilities

Our responsibility is to issue a statement based on our work on whether the merger is conducive to compromising the repayment of the existing debts of Tieto Oyj. We conducted our reasonable assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000. The engagement involves performing procedures to obtain evidence on whether the merger plan gives a true

and fair view in accordance with the Finnish Limited Liability Companies Act of the basis on which the merger consideration is determined, of the distribution of the merger consideration and whether the merger is conducive to compromising the repayment of the existing debts of Tieto Oyj.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our statement.

Opinion

In our opinion, based on Chapter 16 Section 4 of the Finnish Limited Liability Companies act, the merger plan gives, in all material respects, a true and fair view in accordance with the Finnish Limited Liability Companies Act of the basis on which the merger consideration is determined and of the distribution of the merger consideration.

According to our understanding the merger is not conducive to compromising the repayment of the existing debts of Tieto Oyj.

Helsinki 26 June 2019

Deloitte Oy
Audit Firm

Jukka Vattulainen
Authorised Public Accountant (KHT)